Table of Contents

     EXHIBIT 4.22

Exhibit 4.22
English Language Summary

Supply and Services Agreement for the Expansion of the GSM network of Telemig S.A.(the “Agreement”)

Parties: Telemig Celular S.A. (“Telemig”), on the one side, and Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda., Ericsson Gestão e Serviços de Telecomunicações Ltda. (collectively, “Ericsson”), on the other side.

Date: April 25, 2008.

Purpose: Ericsson shall provide services and supply equipment to Telemig in order to expand Telemig’s GSM network.

Amount: R$78,134,836.85. The amount may vary up to 7% more or less of this value, according to Telemig’s purchase orders pursuant to the Agreement.

Payment: For most items under the Agreement, the time of payment is determined according to each purchase order placed by Telemig. A certain amount is due upon delivery and the remaining portion of the price is due whenever the equipment is activated, the software is functional, and/or when the equipment is finally deemed to be fully operational.

Expiration: April 2009.

Termination: Telemig is entitled to terminate the Agreement in case Ericsson breaches the Agreement, or files for bankruptcy or insolvency relief, or if the scheduled completion is materially delayed. Ericsson is entitled to terminate the Agreement if Telemig files for bankruptcy or insolvency relief, or if it delays payment without cause for more than 60 days.